

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2022

Bart Van Rhijn
Chief Financial Officer
Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France

      Re: Nanobiotix S.A.
          Registration Statement on Form F-3
          Filed February 4, 2022
          File No. 333-262545

Dear Mr. Van Rhijn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Peter E. Devlin